As filed pursuant to Rule 424(b)(5)
Under the Securities Act of 1933
Registration No. 333-140962

SUPPLEMENT TO
PROSPECTUS SUPPLEMENT DATED JULY 27, 2007
(TO PROSPECTUS DATED JULY 27, 2007)

CWALT, INC.
Depositor

Sponsor and Seller

Countrywide Home Loans Servicing LP
Master Servicer

Alternative Loan Trust 2007-OA9
Issuing Entity

Mortgage Pass-Through Certificates, Series 2007-OA9

This Supplement modifies certain information contained in the Prospectus Supplement, dated July 27, 2007 and the Supplement to the Prospectus Supplement, dated October 2, 2007 (collectively, the “Prospectus Supplement”) relating to the Mortgage Pass-Through Certificates, Series 2007-OA9.

This Supplement modifes the information contained in the following sections of the Prospectus Supplement:

•	the “Risk Factors” section beginning on page S-17 of the Prospectus Supplement;

•	the “Servicing of Mortgage Loans—Countrywide Home Loans” section beginning on page S-45 of the Prospectus Supplement;

•	the “Servicing of Mortgage Loans—Mortgage Loan Production” section beginning on page S-46 of the Prospectus Supplement; and

•	the “Static Pool Data” section on page S-51 of the Prospectus Supplement.

Countrywide Securities Corporation

The date of this Supplement is October 23, 2007.

Risk Factors

The section of the Prospectus Supplement titled “Risk Factors” beginning on page S-17 of the Prospectus Supplement is updated by adding the following paragraphs at the end of that section:

Recent Developments In The Residential Mortgage Market May Adversely Affect The Performance And Market Value Of Your Securities
Recently, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the performance and market value of your securities.  Delinquencies and losses with respect to residential mortgage loans generally have increased in recent months and may continue to increase. These increases in delinquencies and losses have generally been more severe with respect to subprime mortgage loans and second-lien mortgage loans.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation, and housing values are expected to remain stagnant or decrease during the near term.  A continued decline or an extended flattening of housing values may result in additional increases in delinquencies and losses on residential mortgage loans generally.

Another factor that may result in higher delinquency rates and losses in the future is the increase in monthly payments on adjustable rate mortgage loans. Borrowers with adjustable rate mortgage loans are being exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin.  This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans.

Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates.  A decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance, and in addition, many mortgage loans have prepayment premiums that inhibit refinancing.  Furthermore, borrowers who intend to sell their homes on or before the expiration of the fixed rate periods on their mortgage loans may find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans.  These events, alone or in combination, may contribute to higher delinquency rates and losses.

Investors should note that delinquencies and losses generally have been increasing with respect to securitizations sponsored by Countrywide Home Loans, Inc. These increases in delinquencies and losses (as adjusted for age) are most pronounced for recent vintages and are especially pronounced for those securitized pools that include loans with higher risk characteristics, including reduced documentation, higher loan-to-value ratios or lower credit scores. See “Static Pool Data” in this prospectus supplement and the Internet website referenced in that section for delinquency and loss information regarding certain prior securitized pools of Countrywide Home Loans, Inc.

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In addition, numerous residential mortgage loan originators have recently experienced serious financial difficulties and, in some cases, bankruptcy. These difficulties may affect the market value of your securities.

Numerous laws, regulations and rules related to the servicing of mortgage loans, including foreclosure actions, have been proposed recently by federal, state and local governmental authorities. If enacted, these laws, regulations and rules may result in delays in the foreclosure process, reduced payments by borrowers or increased reimbursable servicing expenses, which are likely to result in delays and reductions in the distributions to be made to certificateholders. Certificateholders will bear the risk that these future regulatory developments will result in losses on their certificates, whether due to delayed or reduced distributions or reduced market value.

Servicing of Mortgage Loans - Countrywide Home Loans

The section of the Prospectus Supplement titled “Servicing of Mortgage Loans—Countrywide Home Loans” beginning on page S-45 of the Prospectus Supplement is modified by replacing the last paragraph of that section with the following paragraph:

Except as otherwise indicated, reference in the remainder of this prospectus supplement to “Countrywide Home Loans” should be read to include Countrywide Home Loans and its consolidated subsidiaries, including Countrywide Servicing. Countrywide Home Loans services substantially all of the mortgage loans it originates or acquires. In addition, Countrywide Home Loans has purchased in bulk the rights to service mortgage loans originated by other lenders. Countrywide Home Loans has in the past and may in the future sell to mortgage bankers and other institutions a portion of its portfolio of loan servicing rights. As of December 31, 2002, December 31, 2003, December 31, 2004, December 31, 2005, December 31, 2006 and September 30, 2007, Countrywide Home Loans provided servicing for mortgage loans with an aggregate principal balance of approximately $452.405 billion, $644.855 billion, $838.322 billion, $1,111.090 billion, $1,298.394 billion and $1,459.136 billion, respectively, substantially all of which were being serviced for unaffiliated persons.

Servicing of Mortgage Loans - Mortgage Loan Production

The section of the Prospectus Supplement titled “Servicing of Mortgage Loans—Mortgage Loan Production” beginning on page S-46 of the Prospectus Supplement is modified by replacing the paragraph and table in that section with the following:

The following table sets forth, by number and dollar amount of mortgage loans, the residential mortgage loan production of Countrywide Financial and its subsidiaries for the periods indicated.

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	Consolidated Mortgage Loan Production
	Years Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2007
	(Dollars in millions, except average loan amount)
Conventional Conforming Loans Number of Loans	993,538	1,509,925	826,914	776,479	723,933	775,307
Volume of Loans	$149,072	$234,526	$134,762	$159,561	$149,095	$155,120
Percent of Total Dollar Volume	59.2%	53.9%	37.1%	32.2%	32.2%	45.7%
Conventional Non-conforming Loans Number of Loans	283,536	562,389	529,192	866,476	730,511	387,900
Volume of Loans	$62,665	$138,006	$144,663	$235,614	$211,841	$122,460
Percent of Total Dollar Volume	24.9%	31.7%	39.9%	47.6%	45.8%	36.0%
FHA/VA Loans Number of Loans	157,626	196,063	105,562	80,555	89,753	96,154
Volume of Loans	$19,093	$24,402	$13,247	$10,714	$13,093	$15,375
Percent of Total Dollar Volume	7.6%	5.6%	3.6%	2.2%	2.8%	4.5%
Prime Home Equity Loans Number of Loans	316,049	453,817	587,046	728,252	716,353	458,727
Volume of Loans	$11,650	$18,103	$30,893	$44,850	$47,876	$29,875
Percent of Total Dollar Volume	4.6%	4.2%	8.5%	9.1%	10.4%	8.8%
Nonprime Mortgage Loans Number of Loans	63,195	124,205	250,030	278,112	245,881	90,528
Volume of Loans	$9,421	$19,827	$39,441	$44,637	$40,596	$16,928
Percent of Total Dollar Volume	3.7%	4.6%	10.9%	9.0%	8.8%	5.0%
Total Loans Number of Loans	1,813,944	2,846,399	2,298,744	2,729,874	2,506,431	1,808,616
Volume of Loans	$251,901	$434,864	$363,006	$495,376	$462,501	$339,758
Average Loan Amount	$139,000	$153,000	$158,000	$181,000	$185,000	$188,000
Non-Purchase Transactions(1)	66%	72%	51%	53%	55%	58%
Adjustable-Rate Loans(1)	14%	21%	52%	53%	46%	29%
_________

(1)	Percentage of total mortgage loan production (excluding commercial real estate loans) based on dollar volume.

For purposes of the table set forth above, the following terms have the following meanings:

Conventional Conforming Loans: prime credit quality, conventional, first-lien mortgage loans that qualify for inclusion in guaranteed mortgage securities backed by Fannie Mae or Freddie Mac.

Conventional Non-conforming Loans: prime credit quality, conventional, first-lien mortgage loans that do not qualify for inclusion in guaranteed mortgage securities backed by Fannie Mae or Freddie Mac.

FHA/VA Loans: loans that are insured or guaranteed by the Federal Housing Administration (“FHA”) or the Department of Veterans’ Affairs (“VA”).

Prime Home Equity Loans: prime credit quality second-lien mortgage loans, including home equity lines of credit.

Nonprime Mortgage Loans: first- and second-lien mortgage loans made to individuals with credit-blemished profiles.

Static Pool Data

The section of the Prospectus Supplement titled “Static Pool Data” on page S-51 of the Prospectus Supplement is modified by replacing the paragraphs in that section with the following:

Certain static pool data with respect to the delinquency, cumulative loss and prepayment data for Countrywide Home Loans is available online at http://www.countrywidedealsdata.com?CWDD=01200710. This static pool data is not deemed part of the prospectus or the registration statement of which the prospectus is a part to the extent that the static pool data relates to:

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•	prior securitized pools of Countrywide Home Loans that do not include the mortgage loans and that were established before January 1, 2006; or

•	in the case of information regarding the mortgage loans, information about the mortgage loans for periods before January 1, 2006.

Delinquency data available at the foregoing web address has been calculated according to the MBA Method.

We cannot assure you that the prepayment, loss or delinquency experience of the mortgage loans sold to the issuing entity will be comparable to the historical prepayment, loss or delinquency experience of any of the other securitized pools sponsored by the Countrywide Home Loans. In this regard, you should note how the characteristics of the mortgage loans in those securitized pools differ from the characteristics of the issuing entity’s mortgage loans. Such differences, along with the varying economic conditions to which those securitized pools were subject, may make it unlikely that the issuing entity’s mortgage loans will perform in the same way that any of those pools has performed.

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ANNEX A

The Mortgage Pool

The following information sets forth certain characteristics of the mortgage loans as of September 1, 2007. Other than with respect to rates of interest, percentages (approximate) are stated in each case by aggregate Stated Principal Balance of the mortgage loans as of September 1, 2007. Due to rounding, the sum in any column of the following tables may not equal the indicated value. The FICO credit scores referenced in the tables below with respect to substantially all of the mortgage loans were obtained from one or more credit reporting agencies in connection with the origination of such mortgage loans. In addition, the Weighted Average FICO Credit Score column in the following tables has been calculated without regard to any mortgage loans where a FICO score is not available.

Mortgage Rates(1)

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
1.501 - 2.000	1	$479,898	0.12%	479,898	1.750	356	704	80.00
2.001 - 2.500	6	1,545,979	0.40	257,663	2.250	356	690	77.64
2.501 - 3.000	2	492,653	0.13	246,326	2.750	356	653	80.00
6.001 - 6.500	1	504,474	0.13	504,474	6.372	475	735	63.93
6.501 - 7.000	3	1,882,638	0.49	627,546	6.878	399	663	59.98
7.001 - 7.500	14	6,702,284	1.74	478,735	7.352	413	734	75.37
7.501 - 8.000	99	37,959,314	9.88	383,427	7.794	378	718	72.52
8.001 - 8.500	325	110,410,602	28.73	339,725	8.271	380	718	73.04
8.501 - 9.000	544	188,331,439	49.01	346,197	8.748	386	700	75.54
9.001 - 9.500	87	30,629,249	7.97	352,060	9.191	394	670	76.87
9.501 - 10.000	19	5,331,783	1.39	280,620	9.686	395	700	81.36
Total	1,101	$384,270,314	100.00%
_________
(1)
The lender acquired mortgage insurance mortgage loans are shown in the preceding table at the mortgage rates inclusive of the interest premium charge by the related lenders. As of September 1, 2007, the weighted average mortgage rate of the mortgage loans (net of such premiums) was approximately 8.474% per annum. Without the adjustment, the weighted average mortgage rate of the mortgage loans was approximately 8.486% per annum as of September 1, 2007.

Current Mortgage Loan Principal Balances(1)

Range of Current Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
0.01 - 50,000.00	1	$31,105	0.01%	31,105	9.950	349	620	80.00
50,000.01 - 100,000.00	22	1,850,680	0.48	84,122	8.704	355	718	58.45
100,000.01 - 150,000.00	83	10,635,164	2.77	128,135	8.471	369	725	73.12
150,000.01 - 200,000.00	128	22,468,209	5.85	175,533	8.320	373	716	73.24
200,000.01 - 250,000.00	148	33,062,416	8.60	223,395	8.554	371	708	74.04
250,000.01 - 300,000.00	129	35,411,608	9.22	274,509	8.510	386	701	74.50
300,000.01 - 350,000.00	135	43,496,331	11.32	322,195	8.460	384	701	75.51
350,000.01 - 400,000.00	88	32,749,687	8.52	372,156	8.611	382	700	75.99
400,000.01 - 450,000.00	94	39,925,325	10.39	424,737	8.523	391	703	76.11
450,000.01 - 500,000.00	85	40,336,720	10.50	474,550	8.516	391	693	76.03
500,000.01 - 550,000.00	56	29,324,048	7.63	523,644	8.487	386	703	75.89
550,000.01 - 600,000.00	37	21,233,800	5.53	573,886	8.537	394	707	76.15
600,000.01 - 650,000.00	27	16,831,980	4.38	623,407	8.421	383	731	77.75
650,000.01 - 700,000.00	30	19,989,677	5.20	666,323	8.457	384	695	74.00
700,000.01 - 750,000.00	1	713,296	0.19	713,296	8.055	474	741	62.22
750,000.01 - 1,000,000.00	25	20,871,718	5.43	834,869	8.548	396	704	73.38
1,000,000.01 - 1,500,000.00	10	11,184,837	2.91	1,118,484	8.060	402	712	61.55
1,500,000.01 - 2,000,000.00	1	1,517,408	0.39	1,517,408	8.250	355	717	62.50
Above 2,000,000.00	1	2,636,305	0.69	2,636,305	8.255	348	702	72.81
Total	1,101	$384,270,314	100.00%
_____________
(1) As of September 1, 2007, the average current mortgage loan principal balance of the mortgage loans was approximately $349,019.

FICO Credit Scores(1)

Range of FICO Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
561 - 580	1	$501,810	0.13%	501,810	9.000	348	579	80.00
601 - 620	3	1,096,995	0.29	365,665	8.847	349	615	60.02
621 - 640	78	29,281,174	7.62	375,400	8.684	376	632	74.69
641 - 660	98	37,021,902	9.63	377,775	8.688	374	650	76.61
661 - 680	177	58,830,180	15.31	332,374	8.646	387	671	75.47
681 - 700	179	60,079,846	15.63	335,642	8.477	385	691	74.56
701 - 720	164	60,917,933	15.85	371,451	8.351	382	710	74.86
721 - 740	134	51,663,166	13.44	385,546	8.379	394	730	74.96
741 - 760	107	34,277,403	8.92	320,350	8.389	393	750	74.92
761 - 780	73	24,703,718	6.43	338,407	8.432	384	771	71.53
781 - 800	67	20,019,085	5.21	298,792	8.358	384	788	73.01
801 - 820	20	5,877,101	1.53	293,855	8.163	388	808	68.30
Total	1,101	$384,270,314	100.00%
_____________
(1)	As of September 1, 2007, the weighted average FICO credit score of the mortgagors related to the mortgage loans was approximately 705.

Documentation Programs

Type of Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
Reduced	561	$199,216,716	51.84%	355,110	8.399	388	709	75.16
No Income/No Asset	188	68,472,073	17.82	364,213	8.584	389	695	70.79
Full/Alternative	201	60,327,276	15.70	300,136	8.381	386	719	75.14
No Ratio	96	38,181,372	9.94	397,723	8.872	363	681	76.93
Stated Income/Stated Asset	54	17,918,700	4.66	331,828	8.607	375	696	76.94
Full-DU (1)	1	154,177	0.04	154,177	8.505	338	711	73.60
Total	1,101	$384,270,314	100.00%
________
(1)	Fannie Mae Desktop Underwriter is an automated underwriting system (AUS).

Original Loan-to-Value Ratios(1)(2)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
50.00 and Below	52	$14,928,645	3.88%	287,089	8.385	395	712	41.40
50.01 - 55.00	17	5,347,468	1.39	314,557	8.357	372	694	52.68
55.01 - 60.00	34	10,721,517	2.79	315,339	8.050	391	731	58.15
60.01 - 65.00	53	19,784,198	5.15	373,287	8.223	389	721	63.36
65.01 - 70.00	111	39,986,831	10.41	360,242	8.423	387	709	68.91
70.01 - 75.00	164	62,659,964	16.31	382,073	8.514	382	702	73.96
75.01 - 80.00	628	218,340,510	56.82	347,676	8.536	385	702	79.64
80.01 - 85.00	7	2,164,793	0.56	309,256	8.408	346	680	84.50
85.01 - 90.00	25	7,205,427	1.88	288,217	8.784	358	701	89.76
90.01 - 95.00	10	3,130,960	0.81	313,096	8.476	411	715	94.55
Total	1,101	$384,270,314	100.00%
________
(1)	As of September 1, 2007, the weighted average original Loan-to-Value Ratio of the mortgage loans was approximately 74.64%.
(2)	Does not take into account any secondary financing on the mortgage loans that may exist at the time of origination.

Original Combined Loan-to-Value Ratios(1)(2)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
50.00 and Below	48	$13,861,496	3.61%	288,781	8.390	394	714	41.43
50.01 - 55.00	15	4,484,812	1.17	298,987	8.370	362	685	52.83
55.01 - 60.00	34	10,784,642	2.81	317,195	8.037	391	727	57.40
60.01 - 65.00	46	15,367,929	4.00	334,085	8.265	391	727	63.03
65.01 - 70.00	101	35,760,760	9.31	354,067	8.398	389	709	68.62
70.01 - 75.00	145	53,068,452	13.81	365,989	8.450	379	701	72.86
75.01 - 80.00	353	123,736,485	32.20	350,528	8.483	378	702	79.23
80.01 - 85.00	32	15,600,191	4.06	487,506	8.463	377	696	77.82
85.01 - 90.00	296	102,134,751	26.58	345,050	8.642	394	703	79.70
90.01 - 95.00	30	9,037,450	2.35	301,248	8.506	396	706	85.01
95.01 - 100.00	1	433,345	0.11	433,345	8.005	354	667	80.00
Total	1,101	$384,270,314	100.00%
________
(1)	As of September 1, 2007, the weighted average original Combined Loan-to-Value Ratio of the mortgage loans was approximately 78.07%.
(2)	Takes into account any secondary financing on the mortgage loans that may exist at the time of origination.

Geographic Distribution of Mortgaged Properties(1)

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
Alabama	3	$420,948	0.11%	140,316	9.073	354	730	78.40
Alaska	3	703,700	0.18	234,567	8.531	353	736	80.00
Arizona	48	17,315,961	4.51	360,749	8.335	390	711	74.11
California	412	172,869,660	44.99	419,587	8.513	385	698	74.92
Colorado	2	310,985	0.08	155,493	8.486	341	720	78.06
Connecticut	2	676,795	0.18	338,398	8.434	445	734	50.69
District of Columbia	1	220,908	0.06	220,908	8.855	354	666	70.44
Florida	208	57,554,280	14.98	276,703	8.528	381	717	75.37
Georgia	8	1,711,328	0.45	213,916	8.664	389	731	81.45
Hawaii	23	9,610,389	2.50	417,843	8.335	383	719	69.51
Idaho	4	799,879	0.21	199,970	8.075	371	765	78.25
Illinois	41	13,944,212	3.63	340,103	8.413	400	698	77.00
Indiana	1	430,251	0.11	430,251	7.380	335	719	80.00
Iowa	1	519,648	0.14	519,648	8.505	473	773	76.01
Kansas	1	131,750	0.03	131,750	8.105	354	797	72.22
Kentucky	3	353,359	0.09	117,786	8.479	404	696	70.68
Louisiana	1	377,040	0.10	377,040	8.755	350	669	71.57
Maine	1	117,276	0.03	117,276	8.305	355	780	78.91
Maryland	42	11,868,946	3.09	282,594	8.804	393	675	75.53
Massachusetts	6	2,003,456	0.52	333,909	8.494	386	696	77.44
Michigan	16	2,906,440	0.76	181,653	8.566	370	718	73.34
Minnesota	12	3,237,177	0.84	269,765	8.286	373	712	73.91
Mississippi	1	193,399	0.05	193,399	8.605	355	664	75.00
Missouri	6	785,636	0.20	130,939	8.438	369	745	68.37
Montana	1	258,952	0.07	258,952	8.505	349	682	66.08
Nebraska	1	99,770	0.03	99,770	8.755	351	732	78.43
Nevada	25	6,591,348	1.72	263,654	8.435	371	706	76.76
New Jersey	41	14,706,738	3.83	358,701	8.527	392	683	74.23
New York	27	8,888,837	2.31	329,216	8.517	368	714	71.81
North Carolina	3	1,516,237	0.39	505,412	7.886	421	738	74.50
Ohio	2	645,914	0.17	322,957	8.715	354	650	76.60
Oklahoma	2	240,003	0.06	120,001	8.021	354	751	66.60
Oregon	19	6,552,848	1.71	344,887	8.390	403	735	78.07
Pennsylvania	10	2,597,343	0.68	259,734	8.422	384	717	74.30

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
Rhode Island	2	1,340,061	0.35	670,031	8.025	353	751	43.95
South Carolina	6	2,373,249	0.62	395,541	8.714	398	717	75.52
Tennessee	5	1,097,354	0.29	219,471	8.692	380	732	80.70
Texas	10	4,575,118	1.19	457,512	8.213	355	711	71.67
Utah	3	802,381	0.21	267,460	8.696	380	748	79.37
Virginia	48	16,936,410	4.41	352,842	8.349	377	692	72.21
Washington	44	14,892,696	3.88	338,470	8.439	395	723	74.53
Wisconsin	6	1,091,631	0.28	181,939	8.323	405	722	81.11
Total	1,101	$384,270,314	100.00%
_________
(1)	As of September 1, 2007, no more than approximately 0.686% of the mortgage loans were secured by mortgaged properties located in any one postal zip code area.

Purpose of Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
Refinance (Cash-Out)	688	$235,864,093	61.38%	342,826	8.525	384	700	73.22
Purchase	211	74,908,047	19.49	355,014	8.412	387	721	78.18
Refinance (Rate/Term)	202	73,498,174	19.13	363,852	8.436	386	703	75.55
Total	1,101	$384,270,314	100.00%

Types of Mortgaged Properties

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
Single Family Residence	699	$240,442,100	62.57%	343,980	8.496	387	701	74.31
Planned Unit Development	212	83,142,513	21.64	392,182	8.391	382	717	74.91
Low-Rise Condominium	103	27,999,916	7.29	271,844	8.630	379	707	76.15
2-4 Family Residence	60	22,061,672	5.74	367,695	8.582	370	698	73.92
High-Rise Condominium	25	9,853,932	2.56	394,157	8.414	411	709	77.41
Townhouse	2	770,180	0.20	385,090	8.607	352	649	76.67
Total	1,101	$384,270,314	100.00%

Occupancy Types(1)

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
Primary Residence	934	$340,121,358	88.51%	364,156	8.471	386	703	74.66
Investment	137	35,171,517	9.15	256,726	8.664	373	716	74.55
Secondary Residence	30	8,977,438	2.34	299,248	8.367	377	733	74.06
Total	1,101	$384,270,314	100.00%
_________
(1)	Based upon representations of the related borrowers at the time of origination.

Remaining Terms to Maturity(1)

Remaining Term to Maturity (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
476	8	$3,064,490	0.80%	383,061	8.477	476	737	76.50
475	45	18,140,082	4.72	403,113	8.584	475	699	72.13
474	66	27,399,327	7.13	415,141	8.566	474	707	74.03
473	33	12,917,913	3.36	391,452	8.542	473	698	76.27
472	24	8,544,015	2.22	356,001	8.565	472	714	74.34
471	21	7,862,537	2.05	374,407	8.588	471	718	74.72
470	23	8,378,917	2.18	364,301	8.424	470	725	73.81
469	34	12,528,890	3.26	368,497	8.489	469	724	72.94
468	12	4,312,774	1.12	359,398	8.556	468	705	80.23
466	1	259,137	0.07	259,137	8.500	466	698	74.92
465	1	530,074	0.14	530,074	8.625	465	735	66.23
463	1	782,006	0.20	782,006	8.380	463	740	70.00
357	2	487,181	0.13	243,591	2.577	357	677	78.23
356	24	7,526,658	1.96	313,611	6.905	356	709	73.32
355	131	44,540,859	11.59	340,007	8.460	355	706	75.10
354	239	79,949,800	20.81	334,518	8.461	354	697	74.26
353	84	29,436,722	7.66	350,437	8.552	353	697	74.55
352	69	23,503,726	6.12	340,634	8.668	352	698	76.64
351	73	24,537,358	6.39	336,128	8.630	351	703	74.80
350	61	19,776,177	5.15	324,200	8.594	350	714	73.50
349	75	23,548,759	6.13	313,983	8.540	349	725	75.71
348	29	12,053,278	3.14	415,630	8.671	348	691	75.20
347	5	2,946,501	0.77	589,300	8.881	347	655	70.25
346	5	1,504,453	0.39	300,891	8.858	346	645	78.40
345	1	96,310	0.03	96,310	9.950	345	744	80.00
343	1	214,434	0.06	214,434	8.500	343	718	80.00
342	2	839,768	0.22	419,884	8.005	342	719	79.47
341	1	291,232	0.08	291,232	8.005	341	796	66.67
340	5	1,689,931	0.44	337,986	8.020	340	687	73.75
339	1	572,423	0.15	572,423	7.755	339	673	80.00
338	3	367,145	0.10	122,382	8.450	338	728	66.67
337	7	1,498,387	0.39	214,055	8.004	337	717	74.67
336	4	1,462,066	0.38	365,516	7.678	336	718	82.23

Remaining Term to Maturity (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
335	3	1,301,392	0.34	433,797	7.606	335	718	80.00
334	3	427,520	0.11	142,507	8.742	334	739	77.83
333	1	222,073	0.06	222,073	8.320	333	803	90.00
331	2	406,457	0.11	203,228	7.893	331	714	64.85
329	1	349,541	0.09	349,541	7.505	329	706	59.38
Total	1,101	$384,270,314	100.00%
_________
(1) As of September 1, 2007, the weighted average remaining term to maturity of the mortgage loans was approximately 385 months.

Interest-Only Periods at Origination

Interest-Only Period (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
0	1,101	$384,270,314	100.00%	349,019	8.486	385	705	74.64
Total	1,101	$384,270,314	100.00%

Prepayment Charge Periods at Origination

Prepayment Charge Period (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Loans	Average Principal Balance Outstanding ($)	Weighted Average Mortgage Rate (%)	Weighted Average Remaining Term to Maturity (Months)	Weighted Average FICO Credit Score	Weighted Average Original Loan-to-Value Ratio (%)
0	212	$71,727,326	18.67%	338,336	8.527	376	712	74.39
12	174	63,402,120	16.50	364,380	8.531	397	709	74.84
24	34	15,115,542	3.93	444,575	8.681	371	685	77.85
36	681	234,025,326	60.90	343,650	8.449	385	703	74.45
Total	1,101	$384,270,314	100.00%